Exhibit 99.1

22 May 2017

Midatech Pharma PLC

(“Midatech”, “Company” or “Group”)

Midatech announces progress update on brain cancer therapies

Midatech Pharma (AIM: MTPH, Nasdaq: MTP), the international specialty pharmaceutical company focused on developing and commercialising products in oncology, announces that it has selected its preferred candidate for testing in glioblastoma (GBM) brain cancer.  The compound is under final evaluation with some key pre-clinical studies to confirm efficacy before being progressed into IND enabling trials and thereafter full development studies. Additional candidates are also being evaluated in parallel.

The GBM candidate is based on Midatech’s gold nanoparticle technology which aims to improve the delivery of currently marketed drugs to be specifically targeted at the tumour cells while sparing healthy tissue, thereby reducing side effects and enhancing efficacy. Worldwide, it is estimated that there are 240,000 cases of brain and nervous system tumours per year, of which GBM is the most common and the lowest survival rate, typically only 12 to 15 months.

Midatech has a portfolio of brain cancer product candidates that are being developed with the goal of treating brain tumours via either systemic administration and crossing the blood brain barrier (BBB); and/or via intra-tumoural administration using a convection enhanced delivery technique that bypasses the BBB and delivers therapies directly into the tumour.

Midatech is developing MTX110, a potential treatment for DIPG (diffuse intrinsic pontine glioma), an ultra-rare childhood brain cancer for which there is currently no satisfactory treatment. Patients’ average survival time is currently just 7-9 months. Clinical trials with MTX110 are expected to start in H2 2017 and, following requests from DIPG physicians, the product has also been made available on a compassionate use basis with several patients under treatment.  Brainstem tumours comprise approximately 10-15% of all paediatric brain tumours, of which the most common subtype (80%) is DIPG estimated to affect 2.5 per 1,000,000 patients in the US and EU annually.

Commenting on this progress, Jim Phillips, CEO of Midatech Pharma, remarked: “Midatech is developing a range of product candidates for patients using potentially improved forms of cancer therapies.  Midatech’s objective is to maximise tumour shrinkage effects while minimising effects on normal cells through its ‘right place, right time’ technology.  The selection of a preferred candidate to treat glioblastoma is an important milestone as we look to advance our products into the clinic for challenging cancers for which patients currently have a very poor prognosis.”

– Ends –

For more information, please contact:

Midatech Pharma PLC
Jim Phillips, CEO
Tel: +44 (0)1235 841575
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Corporate Finance
Freddy Crossley / Duncan Monteith
Broking
Tom Salvesen
Tel: +44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Ivar Milligan / Cameron Standage
Tel: +44 (0)20 3709 5700
Email: midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)

Chris Brinzey

Tel: +1 339 970 2843

Email: chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC

Midatech is an international specialty pharmaceutical company focused on oncology with a US commercial operation marketing four cancer care supportive products, and co-promoting two others. Midatech's strategy is to internally develop oncology products and collaborate with partners, and to drive growth both organically and through strategic acquisitions. The Company's R&D activities are supported by two breakthrough drug delivery technologies: Q-Sphera for sustained release and our proprietary gold nanoparticles. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.110 staff in four countries. For further company information see: www.midatechpharma.com

Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States, including (without limitation) those regarding the Group's financial position, business strategy, products, plans and objectives of management for future operations, and any statement preceded or followed by, or including, words such as "target", "believe", "expect", "aim", "intend", "will", "may", "anticipate", "would" or "could", or negatives of such words. Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.